June 27, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 02549

Attn:	Ms. Kaitlin Tillan
cc:	Mr. David Burton
Mr. Martin James

RE:	Response to Comment Letter dated June 13, 2007
PerkinElmer, Inc.
File No. 1-05075
Related to filings on Form 10-K for the fiscal year ended December 31, 2006, Forms 8-K dated January 25, 2007 and April 26, 2007 and Form 10-Q for the quarterly period ended April 1, 2007

Dear Ms. Tillan:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission on June 13, 2007, including supplemental details of how each of the disclosure comments will be addressed in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our responses in the standard typeset. We hope this is helpful to you in reviewing this response letter.

Please note that our second quarter 2007 earnings announcement is tentatively scheduled for Thursday, July 26, 2007 with final approval of our Audit Committee on Tuesday, July 24, 2007. Please let me know if you have any questions or if a discussion would help facilitate the review process of our response.

The Company’s responses are as follows:

U.S. Securities and Exchange Commission

June 27, 2007

Forms 8-K dated January 25, 2007 and April 26, 2007

1.	Please refer to prior comment 2. We note the proposed disclosure for “Use of non-GAAP financial measures” included in your response. We further note your agreement to revise your Form 8-Ks in future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. However, it does not appear that you have sufficiently addressed all of these requirements. As previously stated, although we note the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provides useful information to investors regarding your results of operations and, to the extent material, a statement disclosing the additional purposes, if any, for which you use each of the non-GAAP financial measures. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. In addition, under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with certain information. This applies to every amount that you present as a non-GAAP measure including percentages and per share amounts. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. Please revise in future filings.

Response 1:

We agree with the Staff’s comment, and confirm that we will revise our Form 8-Ks in future filings to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

We will include disclosure similar to the following in the text under the heading “Use of Non-GAAP Financial Measures” in our earnings announcement:

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this earnings announcement also contains non-GAAP financial measures. The reasons that we use these measures, a reconciliation of these measures to the most directly comparable GAAP measures, and other information relating to these measures are included below following our GAAP financial statements.

We will also include the following descriptions of our non-GAAP financial measures after the non-GAAP reconciliations in our earnings announcement. Note that we have excluded those reconciliation tables that would be included in the exhibits to the earnings announcement for purposes of this response:

Adjusted Gross Margin and Adjusted Gross Margin Percentage

We use the term “adjusted gross margin” to refer to GAAP gross margin, excluding amortization of intangible assets, inventory fair value adjustments related to business acquisitions, and stock option expense. We use the related term “adjusted gross margin percentage” to refer to adjusted gross margin as a percentage of GAAP revenue. We believe that these non-GAAP measures, when taken together with our GAAP financial measures, allow us and our investors to better measure the performance of our investments in technology, to evaluate the long-term profitability trends and to assess our ability to invest in the business. We exclude amortization of intangible assets from these measures because intangibles amortization charges do not represent what our management and what we believe our investors consider to be costs of producing our products and could distort the additional value generated over the cost of producing those products. Inventory fair value adjustments related to business acquisitions charges also do not represent what our management and what we believe our investors consider to be

U.S. Securities and Exchange Commission

June 27, 2007

costs used in producing our products. In addition, we exclude stock option expense from these measures because stock-based compensation plans and the critical assumptions used to calculate the expense vary dramatically between us and our peers, which we believe makes comparisons of long-term operating performance trends difficult for management and investors, and could result in overstating or understating to our investors the costs used in producing our products.

Adjusted Selling, General and Administrative (SG&A) Expense and Adjusted SG&A Percentage

We use the term “adjusted SG&A expense” to refer to GAAP SG&A expense, excluding amortization of intangible assets and stock option expense. We use the related term “adjusted SG&A percentage” to refer to adjusted SG&A expense as a percentage of GAAP revenue. We believe that these non-GAAP measures, when taken together with our GAAP financial measures, allow us and our investors to better measure the cost of the internal operating structure, our ability to leverage that structure and the level of investment required to grow our business. We exclude amortization of intangible assets from these measures because intangibles amortization charges do not represent what our management and what we believe our investors consider to be costs that support our internal operating structure and could distort the efficiencies of that structure. We also exclude stock option expense from these measures because stock-based compensation plans and the critical assumptions used to calculate the expense vary dramatically between us and our peers, which we believe makes comparisons of long-term operating performance trends difficult for management and investors, and could result in overstating or understating to our investors the costs to support our internal operating structure.

Adjusted Research and Development (R&D) Expense and Adjusted R&D Percentage

We use the term “adjusted R&D expense” to refer to GAAP R&D expense, excluding amortization of intangible assets, in-process research and development charges and stock option expense. We use the related term “adjusted R&D percentage” to refer to adjusted R&D expense as a percentage of GAAP revenue. We believe that these non-GAAP measures, when taken together with our GAAP financial measures, allow us and our investors to better understand and evaluate our internal technology investments. We exclude amortization of intangible assets from these measures because intangibles amortization charges do not represent what our management and what we believe our investors consider to be internal investments in R&D activities and could distort our R&D investment level. In-process research and development charges represent incomplete acquired research and development projects that have not reached technological feasibility and have no alternative future use as of the acquisition date. These charges also do not represent what our management and what we believe our investors consider to be internal investments in R&D activities. In addition, we exclude stock option expense from these measures because stock-based compensation plans and the critical assumptions used to calculate the expense vary dramatically between us and our peers, which we believe makes comparisons of long-term operating performance trends difficult for management and investors, and could result in overstating or understating to our investors the amount of our internal investments in R&D activities.

U.S. Securities and Exchange Commission

June 27, 2007

Adjusted Operating Profit and Adjusted Operating Profit Percentage

We use the term “adjusted operating profit” to refer to GAAP operating profit, excluding amortization of intangible assets, inventory fair value adjustments related to business acquisitions, in-process research and development charges, restructuring charges and stock option expense. Adjusted operating profit is calculated by subtracting adjusted R&D expense and adjusted SG&A expense from adjusted gross margin. We use the related term “adjusted operating profit percentage” to refer to adjusted operating profit as a percentage of GAAP revenue. We believe that these non-GAAP measures, when taken together with our GAAP financial measures, allow us and our investors to analyze the costs of the different components of producing and selling our products, to better measure the performance of our internal investments in technology and to evaluate the long-term profitability trends of our core operations. Adjusted operating profit also provides for easier comparisons of our performance and profitability with prior and future periods and relative comparisons to our peers without the effects of amortization of intangible assets, inventory fair value adjustments related to business acquisitions, in-process research and development charges and stock option expense as these items do not represent what management and what we believe our investors consider to be costs of producing our products, investments in technology and production, costs to support our internal operating structure, which could result in overstating or understating to our investors the performance of our operations. In addition, we exclude restructuring activities because it tends to occur due to an acquisition, divestiture, repositioning of the business or other unusual event that could distort the performance measures of our internal investments and costs to support our internal operating structure.

Adjusted Earnings per Share

We use the term “adjusted earnings per share” to refer to GAAP earnings per share, excluding discontinued operations, amortization of intangible assets, inventory fair value adjustments related to business acquisitions, in-process research and development charges, restructuring charges and stock option expense. Adjusted earnings per share is calculated by subtracting adjusted R&D expense, adjusted SG&A expense, other income / expense and provision for taxes from adjusted gross margin. We believe that this non-GAAP measure, when taken together with our GAAP financial measure, allows us and our investors to analyze the costs of producing and selling our products and performance of our internal investments in technology and our internal operating structure, to evaluate the long-term profitability trends of our core operations and to calculate the underlying value of the core business per individual dilutive share of common stock, which is a key measure of the value of the company used by our management and we believe used by investors as well. Adjusted earnings per share also facilitates the overall analysis of the value of the company and the core measure of the success of our operating business model as compared to prior and future periods and relative comparisons to our peers. We exclude discontinued operations, amortization of intangible assets, inventory fair value adjustments related to business acquisitions, in-process research and development charges, restructuring charges and stock option expense as these items do not represent what our management and what we believe our investors consider to be costs of producing our products, investments in technology and production, costs to support our internal operating structure, which could result in overstating or understating to our investors the performance of our operations.

* * *

U.S. Securities and Exchange Commission

June 27, 2007

The non-GAAP financial measures described above are not meant to be considered superior to, or a substitute for, our financial statements prepared in accordance with GAAP. There are material limitations associated with non-GAAP financial measures because they exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures to evaluate our financial results. Management compensates and believes that investors should compensate for these limitations by viewing the non-GAAP financial measures in conjunction with the GAAP financial measures. In addition, the non-GAAP financial measures included in this earnings announcement may be different from, and therefore may not be comparable to, similar measures used by other companies.

Each of the non-GAAP financial measures listed above are also used by our management to evaluate our operating performance, communicate our financial results to our Board of Directors, benchmark our results against our historical performance and the performance of our peers, evaluate investment opportunities including acquisitions and discontinued operations, and determine the bonus payments for senior management and employees. Set forth below is a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure:

2.	In addition, the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:

•	The manner in which management used the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response 2:

We agree with the Staff’s comment, and confirm that we will revise our Form 8-Ks in future filings to provide the additional disclosure recommended by the staff’s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003 for our non-GAAP measures presented.

See the proposed disclosure in the answer to question 1 above as referenced below for each of the required disclosure.

•

The manner in which management used the non-GAAP measure to conduct or evaluate its business - See the individual paragraphs for the non-GAAP measures and the last paragraph included in the above disclosure;

•	The economic substance behind management’s decision to use such a measure - See the individual paragraphs for the non-GAAP measures;

U.S. Securities and Exchange Commission

June 27, 2007

•

The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure - See the second to last paragraph included in the above disclosure;

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure - See the second to last paragraph included in the above disclosure; and

•

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors - See the individual paragraphs for the non-GAAP measures included in the above disclosure.

Form 10-Q for the quarterly period ended April 1, 2007

Item 1.	Financial Statements

Condensed Consolidated Statements of Cash Flows, Page 5

3.	SFAS 95 requires you to report your cash inflows and outflows according to whether they relate to operating, investing, or financing activities. We note that you currently reflect all of the net cash used in discontinued operations as an operating activity. Please revise future filings, as applicable, to comply with SFAS 95. You may refer to CPCAF, Alerts #90 and #98 and the speech by Joel Levine at the 2005 AICPA National Conference on SEC and PCAOB Developments which is available on our website at http://www.sec.gov/news/speech/spch120605jl.htm.

Response 3:

In response to the Staff’s comment, we note that in the first quarter of 2007 and 2006 all cash flows from discontinued operations related to operating activities and did not include any activities that would be classified as cash flows from investing or financing activities. We did not show the discontinued operations lines in the investing and financing categories as they were zero for the first quarters of 2007 and 2006.

We also note that in the Form 10-K for the period ended December 31, 2006 there were investing and financing activities relating to discontinued operations which we disclosed in the appropriate cash flow categories (operating, investing and financing) in accordance with SFAS 95.

Note 2. Acquisitions, Page 7

4.	You disclose consideration paid for your acquisitions net of cash acquired. In future filings, consistent with paragraph 51(d) of SFAS 141, please also disclose the cost of the acquired entity as determined in compliance with that standard.

Response 4:

We agree with the Staff’s comment, and in future filings we will disclose consideration paid for each acquired entity separate of cash acquired in accordance with paragraph 51(d) of SFAS 141.

U.S. Securities and Exchange Commission

June 27, 2007

Note 7. Earnings per Share, Page 12

5.	In future filings please disclose the amount of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented, consistent with paragraph 40(c) of SFAS 128.

Response 5:

In the Form 10-Q for the quarterly period ended April 1, 2007, we have disclosed the amount of securities that could potentially dilute basic EPS in the future that were not included in the computation because the securities were antidultive in Footnote 7 of Item 1. immediately below the caption “Number of common shares – diluted”. In the paragraph below the tabular disclosure in Footnote 7 we state what those securities are and why they are excluded.

We believe we have met the disclosure requirements per paragraph 40(c) of SFAS 128 and additional disclosure is not required.

Note 9. Industry Segment Information, Page 13

6.	You currently reflect a single amount titled “Other – operating loss from continuing operations” as a reconciling item. In future filings please identify and describe significant reconciling items consistent with paragraph 33(f) of SFAS 131.

Response 6:

The amounts included in the “Other” line item under operating profit represent our corporate expenses, including expenses for corporate headquarters, such as legal, tax, accounting and finance, human resources, property and insurance management, information technology, treasury and other management and compliance costs. In addition, there are direct expenses paid at the corporate headquarters, including such costs as pension and post-retirement programs, stock based compensation, workers’ compensation programs, and health insurance costs. We have a process to allocate and recharge the common and direct expenses to the reportable segments when such expenses are administered or paid by the corporate headquarters. A portion of the common expenses have been allocated to the reportable segments based on the estimated extent to which the segment benefited from them.

We believe that the majority of the expenses recorded in the “Other” line item are a direct result of corporate activity and our being a public entity. These expenses are not expenses which are directly attributable to the operations of our operating segments and thus any allocation of these costs would be discretionary and could misrepresent the performance of our operating segments.

We agree with the Staff’s comment, and we will modify the Industry Segment and Geographic Area Information in the notes to our financial statements in future filings to include the following detail:

Corporate primarily includes assets and expenses for discontinued operations and the Company’s corporate headquarters, such as legal, tax, accounting and finance, human resources, property and insurance management, information technology, treasury and other management and compliance costs. The Company has a process to allocate and recharge expenses to the reportable segments when such costs are administered or paid by the corporate headquarters based on the extent to which the segment benefited from the expenses. These amounts have been calculated in a consistent manner and are included in the Company’s calculations of segment results to internally plan and assess the performance of each segment for all purposes, including determining the compensation of the business leaders for each of the Company’s operating segments.

U.S. Securities and Exchange Commission

June 27, 2007

In addition, we will modify the tables of the Industry Segment and Geographic Area Information in the notes to our financial statements in future filings to include the word “Corporate” instead of “Other.”

Also, we refer to a prior comment from your May 4, 2007 letter and our responses thereto in our letter dated May 18, 2007, which asks the same question on our Form 10-K for the fiscal year ended December 31, 2006. Our Form 10-Q for the quarterly period ended April 1, 2007 was filed on May 11, 2007 did not include this amended language. Prospectively, it will include the amended language above.

Note 12. Goodwill and Intangible Assets, Page 17

7.	You show a total of $159.2 million for “non-amortizing intangible assets.” In future filings please disclose, for intangible assets not subject to amortization, the total carrying amount for each major intangible asset class, consistent with paragraph 52 (b) of SFAS 142.

Response 7:

We agree with the Staff’s comment, and we will modify the “Identifiable Intangible Assets” table in the notes to our financial statements in future filings by renaming the major class “Non-amortizing intangible assets” to “Trade names and Trademarks” which are all the non-amortizing intangible assets.

Note 13. Warranty Reserves, Page 18

8.	You show line items for “provision” and “charges” in your warranty rollforward schedule. It is not possible to determine from this presentation whether or not you are presenting all of the items required by FIN 45. In future filings, please ensure that you include within your reconciliation (a) the aggregate reductions in that liability for payments made (in cash or in kind) under the warranty, (b) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and (c) the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) consistent with paragraph 14(b) of FIN 45.

Response 8:

We agree with the Staff’s comment, and we will modify the “Warranty Reserve” table in the notes to our financial statements in future filings to include the aggregate changes in the liability for accruals related to preexisting warranties. The reconciliation for the warranty reserve will be as follows (new disclosure underlined). Note that we have excluded the six month reconciliation table that would be included in the disclosure for purposes of this response:

U.S. Securities and Exchange Commission

June 27, 2007

Three Months Ended
	July 1, 2007			July 2, 2006
(In thousands)
Balance beginning of period	$	xx,xxx		$	x,xxx
Provision charged to income		x,xxx			x,xxx

Payments		(x,xxx	)		(x,xxx	)
Adjustments to previously provided warranties, net		xx			xx

Foreign currency		xx			xx

Balance end of period	$	xx,xxx		$	x,xxx

U.S. Securities and Exchange Commission

June 27, 2007

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you or the Staff should have additional questions or comments, please do not hesitate to contact me at 781-663-5654.

Sincerely,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Senior Vice President and Chief Financial Officer

cc:	David Finnerty, Deloitte & Touche LLP
cc:	Meredith Cross, Wilmer Cutler Pickering Hale and Dorr LLP